Amendment No. 1 dated July 7, 2008 to Pricing Supplement No. 304 dated February 27, 2008 To prospectus dated October 10, 2006 and prospectus supplement dated November 13, 2006	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-137902

Deutsche Bank AG, London Branch

$500,000,000 PowerShares DB Gold Double Short Exchange Traded Notes due February 15, 2038

$500,000,000 PowerShares DB Gold Double Long Exchange Traded Notes due February 15, 2038

$500,000,000 PowerShares DB Gold Short Exchange Traded Notes due February 15, 2038

We are offering three separate Exchange Traded Notes (“securities”). Investors can subscribe to any of the three offerings. The securities do not guarantee any return of principal at maturity and do not pay any interest during their term. For each security, investors will receive a cash payment at maturity or upon repurchase by Deutsche Bank AG, London Branch, if any, linked to the month over month performance of a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield GoldTM (“Index”), less an investor fee. The return on the Index is derived by combining the returns on two component indices: the DB 3-Month T-Bill Index and the Deutsche Bank Liquid Commodity Index – Optimum Yield GoldTM Excess Return (“gold index”). PowerShares DB Gold Double Short Exchange Traded Notes due February 15, 2038 (“Gold Double Short ETNs”) and PowerShares DB Gold Short Exchange Traded Notes due February 15, 2038 (“Gold Short ETNs”) offer investors short, or inverse, exposure to the gold index, meaning the value of the Gold Double Short ETNs and the Gold Short ETNs will increase with monthly depreciations and decrease with monthly appreciations of the gold index. PowerShares DB Gold Double Long Exchange Traded Notes due February 15, 2038 (“Gold Double Long ETNs”) offer investors long exposure to the gold index, meaning the value of the Gold Double Long ETNs will increase with monthly appreciations in the gold index and decrease with monthly depreciations in the gold index. In addition, Gold Double Short ETNs and Gold Double Long ETNs are two times leveraged with respect to the gold index and, as a result, will benefit from two times any beneficial, but will be exposed to two times any adverse, monthly performance of the gold index.

The purpose of this amendment to the pricing supplement is to rename the securities with the titles listed above and to supplement the “Supplemental Plan of Distribution” on page PS -39 to explain the role of Invesco Aim Distributors, Inc. (“Invesco”) in marketing the securities. No other terms of the securities are changed by this amendment.

Key Terms

Issuer:	Deutsche Bank AG, London Branch (“Deutsche Bank”).

Index:

A total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield GoldTM (“Index”). The return on the Index is derived by combining the returns on two component indices: the DB 3-Month T-Bill Index (“TBill index”) and the Deutsche Bank Liquid Commodity Index – Optimum Yield GoldTM Excess Return (“gold index”). We refer to the TBill index and the gold index each as a “sub-index” and together as “sub-indices.”

Offerings:	•	PowerShares DB Gold Double Short Exchange Traded Notes due February 15, 2038 (“Gold Double Short ETNs”)

The Gold Double Short ETNs offer investors exposure to two times the monthly inverse performance of the gold index plus the monthly TBill index return, subject to the investor fee.

•	PowerShares DB Gold Double Long Exchange Traded Notes due February 15, 2038 (“Gold Double Long ETNs”)

The Gold Double Long ETNs offer investors exposure to two times the monthly performance of the gold index plus the monthly TBill index return, subject to the investor fee.

•	PowerShares DB Gold Short Exchange Traded Notes due February 15, 2038 (“Gold Short ETNs”)

The Gold Short ETNs offer investors exposure to the monthly inverse performance of the gold index plus the monthly TBill index return, subject to the investor fee.

Settlement Date:	The securities priced on February 27, 2008 and settled on March 3, 2008.

Denominations:	$25 per security

Payment at Maturity:	If your securities have not previously been repurchased by Deutsche Bank at your election, at maturity you will receive a cash payment per security equal to:

Current principal amount x applicable index factor on the final valuation date

x fee factor on the final valuation date

If the applicable index factor is zero on any trading day, the repurchase value will equal zero, the securities will be accelerated and you will lose your entire investment in the securities.

Repurchase:	You may offer a minimum of 200,000 securities or an integral multiple of 50,000 securities in excess thereof to Deutsche Bank for repurchase for an amount in cash equal to the repurchase value on the applicable valuation date.

Deutsche Bank Securities Inc. will charge investors an additional fee of up to $0.03 for each security which is repurchased. See “Repurchase Mechanics” below for additional requirements for offering your securities for repurchase.

Repurchase Value:	On each trading day, the repurchase value will be equal to:

Current principal amount x applicable index factor on the trading day

x fee factor on the trading day

If the applicable index factor is zero on any trading day, the repurchase value will equal zero, the securities will be accelerated and you will lose your entire investment in the securities.

Deutsche Bank will post the repurchase value for each offering of securities each day and an intraday indicative value every 15 seconds meant to approximate the intrinsic economic value of each offering of securities on the following Bloomberg pages:

Repurchase Value	Intraday Value
Gold Double Short ETNs: “DZZRP”	Gold Double Short ETNs: “DZZIV”
Gold Double Long ETNs: “DGPRP”	Gold Double Long ETNs: “DGPIV”
Gold Short ETNs: “DGZRP”	Gold Short ETNs: “DGZIV”

Index Factors:	•	Index factor for Gold Double Short ETNs = 1 + TBill index return – (2 x gold index return)
•	Index factor for Gold Double Long ETNs = 1 + TBill index return + (2 x gold index return)
•	Index factor for Gold Short ETNs = 1 + TBill index return – gold index return

Sub-Index Returns:	The gold index return will be calculated as follows:

Gold index closing level – gold index monthly initial level

Gold index monthly initial level

The TBill index return will be calculated as follows:

TBill index closing level – TBill index monthly initial level

TBill index monthly initial level

Acceleration Upon Zero Repurchase Value:	If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and holders will not receive any payment in respect of their investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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Listing:	The securities in each offering are listed on NYSE Arca. If an active secondary market in any of the securities develops, we expect that investors will purchase and sell such securities primarily in this secondary market. The ticker symbols for each offering are as follows:

•	Gold Double Short ETNs: “DZZ”
•	Gold Double Long ETNs: “DGP”
•	Gold Short ETNs: “DGZ”

Current Principal Amount:	For the period from the inception date to March 31, 2008 (such period, the “initial calendar month”), the current principal amount equaled $25.00 per security. For each subsequent calendar month, the current principal amount for each security resets as follows on the monthly reset date:

New current principal amount = previous current principal amount x applicable index factor on the applicable monthly valuation date x fee factor on the applicable monthly valuation date

Gold Index Monthly Initial Level:	For the initial calendar month, the gold index monthly initial level equaled 98.05, the gold index closing level on the inception date. For each subsequent calendar month, the gold index monthly initial level will equal the gold index closing level on the monthly reset date for that calendar month.

Gold Index Closing Level:	The closing level of the gold index as reported on Bloomberg page “DGLDIX <Index>“, subject to the occurrence of a market disruption event as described under “Specific Terms of the Securities – Market Disruption Events”; provided that on any calendar day which is not a day on which the closing level of the gold index is published, the gold index closing level will equal such level on the immediately preceding trading day.

TBill Index Monthly Initial Level:	For the initial calendar month the TBill index monthly initial level equaled 233.8312, the TBill index closing level on the inception date. For each subsequent calendar month, the TBill index monthly initial level will equal the TBill index closing level on the monthly reset date for that calendar month.

TBill Index Closing Level:	The closing level of the TBill index as reported on Bloomberg page “DBTRBL3M <Index>“, subject to the occurrence of a market disruption event as described under “Specific Terms of the Securities – Market Disruption Events”.

Inception Date:	February 27, 2008

Monthly Reset Date:	For each calendar month, the first calendar day of that month beginning on April 1, 2008 and ending on February 1, 2038.

Monthly Valuation Date:	For each monthly reset date, the last calendar day of the previous calendar month beginning on March 31, 2008 and ending on January 31, 2038.

Valuation Date:	In connection with a repurchase, the trading day on which you deliver an effective notice offering your securities for repurchase by Deutsche Bank.

Final Valuation Date:	February 10, 2038

Maturity Date:	February 15, 2038, subject to postponement in the event of a market disruption event as described under “Specific Terms of the Securities – Market Disruption Events.”

Trading Day:	A trading day is a day on which (i) the values of the sub-indices are published by Deutsche Bank AG, London Branch, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the gold index are traded, in each case as determined by Deutsche Bank, as calculation agent, in its sole discretion.

CUSIP Numbers:	•	Gold Double Short ETNs: 25154H756
•	Gold Double Long ETNs: 25154H749
•	Gold Short ETNs: 25154H731

Repurchase Mechanics:	To effect a repurchase, you must irrevocably offer at least 200,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering to Deutsche Bank Securities Inc. no later than 10:00 a.m., New York City time, on your desired valuation date, beginning on March 3, 2008 and ending on the final valuation date. The transaction will settle on the repurchase date, which will be the third business day following the applicable valuation date, subject to postponement in the event of a market disruption event as described under “Specific Terms of the Securities – Market Disruption Events”.

Fee Factor:	On any given day, the fee factor will be calculated as follows:

1—[investor fee x day count fraction]

Investor Fee:	The investor fee is equal to 0.75% per annum, calculated daily and applied monthly to the current principal amount.

Day Count Fraction:	For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.

Record Date:	The record date for the payment at maturity will be the final valuation date, whether or not that day is a business day.

You may lose some or all of your principal if you invest in the securities. See “Risk Factors” beginning on page PS-18 of this pricing supplement for risks relating to an investment in the securities.

We sold $5 million of the securities on the inception date through Deutsche Bank Securities Inc. at 100% of the face value of each $25.00 security. Additional securities may be offered and sold from time to time through Deutsche Bank Securities Inc. We will receive proceeds equal to 100% of the offering price of securities sold after the inception date. Deutsche Bank Securities Inc. may charge investors a purchase fee of up to $0.03 per security and may receive a payment from Deutsche Bank of a portion of the investor fee in consideration for its administrative role in the issuances and repurchases of the securities. Invesco will receive a portion of the investor fee in consideration for its role in marketing the securities under its “PowerShares” brand. The actual amount received by Invesco in a given year will depend on the number of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and its affiliates and marketed by Invesco.

Please see “Supplemental Plan of Distribution” in this pricing supplement and “Addition to Supplemental Plan of Distribution” in this amendment to the pricing supplement for more information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

ADDITION TO SUPPLEMENTAL PLAN OF DISTRIBUTION

The following supplements the section entitled “Supplemental Plan of Distribution” on page PS-39. On April 29, 2008 DB Commodity Services LLC and Deutsche Bank AG, London Branch (“Deutsche Bank”) entered into an agreement with Invesco Aim Distributors, Inc. (“Invesco”) under which Invesco will receive a portion of the investor fee in consideration for its role in marketing the securities. The actual amount received by Invesco in a given year will depend on the number of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and certain statutory trusts which DB Commodity Services LLC serves as managing owner and marketed by Invesco. The amount paid to Invesco is subject to limitations on the amount of compensation which may be paid to FINRA members, such as Invesco.

Deutsche Bank AG, London Branch

$500,000,000 PowerShares DB Gold Double Short Exchange Traded Notes due February 15, 2038

$500,000,000 PowerShares DB Gold Double Long Exchange Traded Notes due February 15, 2038

$500,000,000 PowerShares DB Gold Short Exchange Traded Notes due February 15, 2038

Amendment to Pricing Supplement

July 7, 2008

Deutsche Bank Securities

CUSIP Numbers: 25154H756, 25154H749 and 25154H731